August 14, 2009

VIA FACSIMILE, FEDEX AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 3720
Washington, DC  20549-0303
Attn:  Ms. Celeste Murphy, Legal Branch Chief

         Re:      Sunshine PCS Corporation
                  Schedule 13E-3A, Amendment No. 1
                  File No. 005-84854
                  Schedule 14A, Amendment No. 1
                  File No. 333-50948
                  Filed July 24, 2009

Dear Ms. Murphy:

         On behalf of Sunshine PCS Corporation (the "Company" or "Sunshine"), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the "Staff") received by letter dated August 4, 2009. We appreciate the Staff's prompt consideration of this response.

                  In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response in regular type. References in this letter to "we", "our" or "us" mean the Company or its advisors, as the context may require.

Schedule 13E-3
--------------

General
-------

1. We note your response to prior comments 2 and 30 from our letter dated June 11, 2009. Please provide detailed responses to facilitate the staff's understanding of the level of respective involvement of the parties. For example, please provide further analysis for your claim that Sunshine PCS and LICT are not under common control, despite sharing management and having common insiders. In order to help us determine who was involved in the "structuring, development and implementation of the Rule 13E-3 transaction," please provide further details with respect to the Board's consideration of the LICT term sheet and its determination to undergo a reverse stock split. It would be helpful to describe the role played, if any, by Mr. Gabelli and any other insiders of LICT in such determinations. For example, the term sheet references the company's plans to engage in a reverse stock split and suspend its reporting obligations. Please provide further details as to how these matters were discussed between Sunshine PCS and LICT, persons involved in such discussions, the timing of Sunshine PCS's determination to engage in the transaction and how LICT was made aware of such plans prior to submitting its term sheet. In addition, please
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     provide updated information regarding the current status of the negotiations regarding the proposed acquisition since the time of the April term sheet.

     For the Staff's information, Sunshine's decision to pursue the reverse stock split was made independently by Sunshine's Board; it was not made by LICT. Following the sale of Sunshine's three FCC issued PCS licenses in December 2003, and the distribution of the proceeds to our stockholders, Sunshine's directors, Mr. David S. Ahl and Mr. Robert E. Dolan, have held frequent discussions regarding (i) preservation of Sunshine's value and assets for our stockholders and (ii) means of minimizing Sunshine's expenses and its burn rate of capital. Although no formal or chronological records were kept of these discussions, the directors discussed that, among other things, a "going dark" plan to suspend Sunshine's obligation to file reports would eliminate the significant expense required to comply with being an SEC reporting company and the related requirements, thus preserving Sunshine's only asset, its cash, and benefiting our stockholders. As discussed further below, this decision to "go dark" was ultimately reached independently by Sunshine's Board and not at the direction of LICT, LICT's Board or Mr. Mario Gabelli. LICT, LICT's Board and Mr. Gabelli had no involvement in the discussions of Sunshine's Board and the Board's ultimate decision to pursue the "going dark" plan, let alone the "structuring, development and implementation" of the "going dark" plan through the proposed reverse stock split. In addition, more than six months ago, Sunshine retained independent outside legal counsel, who has substantial expertise in this area and has no connection to or relationship with LICT, to advise it in this matter. Since that time, Sunshine and Sunshine's Board have consistently and independently been guided by the advice of its legal counsel, independent of LICT, LICT's Board or Mr. Mario Gabelli.

     As stated in our response to Comment 2 of the Staff's Comment Letter, dated June 11, 2009, LICT, the LICT Board and Mr. Gabelli do not exercise control of Sunshine nor is Sunshine under common control of LICT for purposes of Rule 13e-3(a)(1) of the Securities Exchange Act of 1934. Despite the fact that Mr. Dolan serves on Sunshine's Board and is LICT's Interim Chief Executive Officer and Chief Financial Officer and that Mr. Gabelli is a stockholder of both corporations, Sunshine's directors and officers direct and control the business and affairs of Sunshine, not LICT nor any of its officers, directors or stockholders. First, Mr. Gabelli is neither a director nor an officer of Sunshine and has never participated in any Board or management meetings of Sunshine. Further, although Mr. Dolan currently serves as an officer of LICT, he is also only one of two directors of Sunshine and is only the Assistant Secretary of Sunshine. Therefore, he would never have effective control over any of Sunshine's decision making. Mr. Ahl, the other director of Sunshine, who does not serve on LICT's Board, is the Chief Executive Officer of Sunshine, which empowers him with more control than Mr. Dolan over Sunshine. In addition, Mr. Dolan is bound by his fiduciary duty as a director of Sunshine to make decisions in the best interest of Sunshine and its stockholders. Mr. Dolan's fiduciary duty as a director of Sunshine is paramount and if he determines that a transaction would not be in the best interests of Sunshine after negotiating the best terms possible for the transaction, he will oppose the transaction, including the proposed reverse stock split or the potential

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     acquisition of the North Dakota operations. Within this framework, the decision to pursue the "going dark" plan was a product of the goals and decision making of the directors of Sunshine. LICT, the LICT Board and Mr. Gabelli did not control and in fact did not participate in the discussions and ultimate decision of Sunshine's Board to "go dark" through the implementation of the reverse stock split being submitted to Sunshine's stockholders by its Board. Furthermore, any decisions on whether or how to pursue a merger with the North Dakota companies will be made solely by Sunshine's Board as well.

     As addressed in our response to Comment 2 of the Staff's Comment Letter, dated June 11, 2009, the acquisition of the North Dakota operations is a potential transaction subject to future negotiations. At this stage, Sunshine continues to view the potential acquisition as uncertain. Sunshine's Board has reviewed the terms of LICT's term sheet, but there have been no negotiations between the parties and no definitive agreements have been drafted or proposed, let alone signed. The only terms regarding this potential acquisition are set forth in LICT's term sheet. In addition, the only discussion that Sunshine's Board has had with respect to the potential acquisition has focused on whether or not to include the details of the term sheet in the proxy materials for which they also sought the advice of their legal counsel. As stated in our response to Comment 2 of the Staff's Comment Letter, dated June 11, 2009, the potential acquisition of the North Dakota operations is not the impetus or the primary transaction of Sunshine's Schedule 13E-3 filing. The reverse stock split is the primary transaction here, which will result in Sunshine "going dark" and the suspension of its SEC reporting requirement.

     In considering how best to conduct the sale or spin-off of LICT's North Dakota operations, LICT's Board concluded in July 2008 that from LICT's perspective, a merger of the North Dakota operations with Sunshine, following the suspension of Sunshine's reporting obligation, would be attractive. Accordingly, LICT conveyed this idea to Sunshine around August 2008. LICT recognized that Sunshine's decision to "go dark" would be subject to the determination of Sunshine's Board to proceed with such a plan and such Board's determination of the method to effect such "going dark" transaction, and that the "going dark" transaction ultimately formulated by Sunshine's Board would also be subject to the approval of Sunshine's stockholders. As a result, LICT has excluded itself from any discussions held by Sunshine's Board in the decision to pursue and structure Sunshine's "going dark" plan. Neither LICT, the LICT Board nor Mr. Gabelli has sought to influence the decision making process of Sunshine's Board. As stated above, even prior to the suggestion by LICT, Sunshine's Board had held frequent discussions in the past regarding the preservation of Sunshine's only asset, its cash, and considered strategies for minimizing the burn rate of the Company's capital, including the possibility of "going dark." Although no formal plan was put into place by Sunshine prior to LICT indicating that a merger of its North Dakota operations with Sunshine would be attractive, Sunshine's directors recognized that "going dark" via a reverse stock split at this stage in Sunshine's attempt to bring value to its stockholders would prove beneficial to the Company's stockholders and position Sunshine as a more attractive candidate for potential transactions with other parties, even if

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     the potential transaction with the North Dakota companies is not consummated. Sunshine's Board began to make definite plans in the late 2008-early 2009 timeframe to pursue a "going dark" plan, independent of LICT, and retained independent outside legal counsel to assist in properly developing, structuring and effecting its "going dark" plan via the proposed reverse stock split now being submitted to the stockholders for approval.

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

General
-------

2. We note your response to prior comment 26 from our letter dated June 11, 2009 and reissue the comment. Your response states that the matters being acted upon in your Schedule 14A are "in no way related to the terms proposed by LICT," yet you also note in your response that the potential acquisition "may be material enough at this stage to any security holder in determining whether to vote their securities in favor of the reverse stock split." In addition, we note that the nonbinding term sheet presumes that you will undergo a reverse stock split and file a Form 15 to suspend your reporting obligations. Please provide further analysis as to why the reverse stock split is not being conducted to facilitate this future transaction. Alternatively, consistent with Note A to Schedule 14A, please revise to include and confirm your inclusion of all required information pursuant to Item 14 of Schedule 14A.

     For the Staff's information, as stated above, following the sale of Sunshine's three FCC issued PCS licenses in December 2003, and the distribution of the proceeds to our stockholders, Sunshine's directors, Mr. Ahl and Mr. Dolan, have held frequent discussions regarding (i) preservation of Sunshine's value and assets for its stockholders and (ii) means of minimizing Sunshine's expenses and its burn rate of capital. Although no formal or chronological records were kept of these discussions, the directors discussed that, among other things, a "going dark" plan to suspend Sunshine's obligation to file reports would eliminate the significant expense required to comply with being an SEC reporting company and the related requirements, thus preserving Sunshine's only asset, its cash, and benefiting its stockholders. In considering how best to conduct the sale or spin-off of LICT's North Dakota operations, LICT's Board concluded in July 2008 that from LICT's perspective, a merger of the North Dakota operations with Sunshine, following the suspension of Sunshine's reporting obligation, would be attractive. Accordingly, LICT conveyed this idea to Sunshine around August 2008. LICT recognized that Sunshine's decision to "go dark" would be subject to the determination of Sunshine's Board to proceed with such a plan and such Board's determination of the method to effect such "going dark" transaction, and that the "going dark" transaction ultimately formulated by Sunshine's Board would also be subject to the approval of Sunshine's stockholders. As stated above, even prior to the suggestion by LICT, Sunshine's Board had held frequent discussions in the past regarding the preservation of Sunshine's only asset, its cash, and considered strategies for minimizing the burn rate of the Company's capital, including the possibility of "going dark." Although no formal plan was put into place by Sunshine prior to LICT indicating that a merger of its North Dakota operations with Sunshine would be attractive, Sunshine's

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     directors recognized that "going dark" via a reverse stock split at this stage in Sunshine's attempt to bring value to its stockholders would prove beneficial to the Company's stockholders and position Sunshine as a more attractive candidate for potential transactions with other parties, even if the potential transaction with the North Dakota companies is not consummated. Sunshine's Board began to make definite plans in the late 2008-early 2009 timeframe to pursue a "going dark" plan, independent of LICT, and retained independent outside legal counsel to assist in properly developing, structuring and effecting its "going dark" plan via the proposed reverse stock split now being submitted to the stockholders for approval. Sunshine's Board believes the reverse stock split will enable Sunshine to maximize value for our stockholders and will make the Company more attractive for potential transactions, whether with LICT or with any other third party. The reverse stock split will facilitate the suspension of the Company's SEC reporting obligations and pending Section 404 compliance thus preserving Sunshine's only asset, its cash. For these reasons, Sunshine's Board has determined that a reverse stock split is in the best interests of our stockholders regardless of whether the transaction with LICT is completed.

3. We note your response to prior comment 35 from our letter dated June 11, 2009. Please explain how an estimated $65,000 expense for a fairness opinion would "almost double" the expenses of your reverse stock split. We note on page 10 that your board estimated such total expenses to be between $102,500 and $127,000.

     For the Staff's information, the phrase "almost double" was included when the administrative expenses were estimated to be less than the figure reflected in Amendment No. 1 to Schedule 14A. The Schedule 14A has been amended in response to this comment. Please see page 13 of Amendment No. 2 to Schedule 14A.

Special Factors - Reverse Stock Split Proposal, page 3
------------------------------------------------------

4. We note your response to prior comment 30 from our letter dated June 11, 2009. You have responded that no dates or further disclosure can be provided as you have not kept a formal or chronological record of the deliberations of your Board of Directors. Please confirm that you have not kept any records of the dates that the Board took various action regarding the reverse stock split, including any board minutes, notes or written consents. In addition, please revise the disclosure to provide additional information with respect to the general timeline of the board's deliberations, to the extent possible.

     For the Staff's information, we confirm that Sunshine's Board did not keep any records of the dates that the Board took various actions regarding the reverse stock split, including any Board minutes, notes or written consents. The Schedule 14A has been amended in response to this comment to provide additional information with respect to the general timeline of the Board's deliberations. See page 3 of Amendment No. 2 to Schedule 14A.

5. We note your response to prior comment 31 and reissue the comment. The comment requested information regarding whether alternative ratios (e.g., 1- for-500) were considered or any other ratio that would have enabled unaffiliated shareholders to retain an ownership in your company while

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     still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations.

     The Board of Directors considered alternative ratios to the 1-for-1,000 reverse stock split ratio, which ratios would result in a higher number of post-reverse stock split outstanding shares and stockholders, but determined that using a ratio that would result in a higher number of shares and a higher number of stockholders outstanding than would the 1-for-1,000 ratio was not in the best interests of our stockholders.

     In evaluating alternative ratios, the Board of Directors was sensitive to the fact that a significant number of the Company's stockholders own less than 20 shares (on a pre-reverse stock split basis) and that any ratio used to reduce the Company's number of stockholders below 300 would result in the cashing out of those stockholders. For example, the Board of Directors determined that even if it used a much lower ratio of 1-for-100 for the reverse stock split, such a 1-for-100 reverse split would result in only 70,000 more shares (on a pre-reverse stock split basis) outstanding, representing a 1.6% difference, as compared to a 1-for-1,000 reverse stock split ratio; however, approximately 130 more stockholders would remain under a 1-for-100 reverse split as compared to a 1-for-1,000 reverse stock split. As disclosed in the proxy statement, the primary reason for conducting the reverse stock split is to suspend the Company's SEC reporting requirements in order to avoid the high costs of again becoming a reporting Company, with the attendant Sarbanes-Oxley compliance obligations. Therefore, the Board of Directors determined that it is advantageous for the Company and our stockholders to have 70 post-split stockholders, which is the number of stockholders the Company estimates it will have after a reverse stock split effected using a ratio of 1-for-1,000, rather than the approximately 200 or more stockholders that the Company estimates would result from a reverse stock split effected using a ratio of 1-for-100. The Board of Directors determined that using a ratio that would result in more stockholders after the split than the Company estimates will occur using a 1-for-1,000 ratio, would require the Company to carefully monitor the changes in its stockholder list to make sure that it stayed below 300 stockholders to maintain the suspension of its reporting status and SOX applicability. That activity would impose additional and unnecessary costs on the Board of Directors and burdens on its management.

     For the foregoing reasons, having evaluated the reasonable alternatives, the Board of Directors concluded that a 1-for-1,000 reverse stock split is in the best interests of our stockholders.

     The Schedule 14A has been amended in response to this comment. Please see page 3 of Amendment No. 2 to Schedule 14A.

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Proposal No. 2. Amendment to Certificate of Incorporation to Grant Option to
----------------------------------------------------------------------------
Repurchase, Shares, page 27
---------------------------

6. We note your response to prior comment 39 from our letter dated June 11, 2009. Please revise your disclosure to indicate that the Board of Directors did not enter into a separate fairness analysis of Proposal No. 2 and to provide additional information with respect to the Board of Director's determination that the proposal is in the best interests of our stockholders.

     The Company incurs significant direct and indirect costs associated with compliance with the Exchange Act's filing and reporting requirements imposed on reporting companies. The cost of this compliance has increased significantly with the implementation of the provisions of Sarbanes-Oxley, including but not limited to, significant costs and burdens of compliance with the internal control audit requirements of Section 404 of Sarbanes-Oxley, more commonly referred to in this proxy statement as
     Section 404. The cost of Section 404's internal control procedures is unduly burdensome and costly, considering our size and our decentralized control environment. The primary purpose of effecting the reverse stock split is to avoid incurring such substantial costs as a result of being an SEC reporting company. The Company is incurring expenses in the range of approximately $102,500 to $127,000 to effect the reverse stock split at this time. As a result, the Board of Directors determined the Company needs to be able to keep the number of holders of record of our Common Stock below 300 in order to avoid filing public reports and complying with Sarbanes-Oxley at some future time and conserving the Company's only asset which is cash. As a result, the Board of Directors determined that it was in the best interests of our stockholders to include an amendment to our Certificate of Incorporation which would also include a standing option for us to repurchase any shares of Common Stock proposed to be transferred by a remaining stockholder if, after such proposed transfer the number of holders of record of our Common Stock would equal or exceed 300.

     The Schedule 14A has been amended in response to this comment to indicate the Board of Directors did not enter into a separate fairness analysis and to provide additional information regarding the determination that the proposal is in the best interest of our stockholders. Please see page 28 of Amendment No. 2 to Schedule 14A.

                              *   *   *   *   *

The Company hereby acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure it its filings;

     o Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
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     o    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about our responses in this letter, please feel free to contact me at (701) 924-1000, or our outside securities counsel, David
C. Grorud of Fredrikson & Byron at (612) 492-7032.

Sincerely,

/s/ David S. Ahl

David S. Ahl, Chief Executive Officer

Sunshine PCS Corporation